(Currently Brascan Corporation)	NEWS RELEASE

BROOKFIELD ASSET MANAGEMENT (CURRENTLY BRASCAN CORPORATION) ANNOUNCES PRELIMINARY RESULTS OF ISSUER BID

Toronto, CANADA, November 10, 2005 - Brookfield Asset Management (currently Brascan Corporation) today announced that, based on initial reports, approximately 3,647,000 Class A Limited Voting shares (“Class A shares”) (NYSE: BAM / TSX: BAM.LV.A) were deposited and will be taken up under its issuer bid dated October 2, 2005 at a purchase price of US$41.00 per share. This offer expired at 5:00 p.m. (Toronto time) on November 9, 2005.

After giving effect to the Class A shares repurchased under this offer, there will remain outstanding approximately 257,388,000 Class A shares of the company.

Brookfield Asset Management also announced the resumption of its normal course issuer bid on November 11, 2005. Under this bid, which expires on April 20, 2006, the company may acquire up to 21,000,000 Class A shares through the facilities of the Toronto Stock Exchange and the New York Stock Exchange. The company will pay the market price for any Class A shares purchased through the facilities of these exchanges.

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Brookfield Asset Management (currently Brascan Corporation) is a specialist asset manager. Focused on property, power and infrastructure assets, the company has approximately $40 billion of assets under management. The company is co-listed on the New York and Toronto Stock Exchanges. For more information, please visit our web site at www.brascancorp.com.

Contact:

Brascan Corporation: Katherine C. Vyse SVP, Investor Relations and Communications Tel: 416-369-8246 Email: kvyse@brascancorp.com

Note: This press release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward looking statements include general economic conditions, interest rates, availability of equity and debt financing and other risks detailed from time to time in the company’s 40-F filed with the Securities and Exchange Commission. The company undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.